News Release
TSX:RMX | NYSE AMEX:RBY April 11, 2011

Rubicon Files Amended NI 43-101 Technical Report and
Revised Annual Information Form

Rubicon Minerals Corporation (RMX:TSX | RBY:NYSE-AMEX) filed an Amended NI 43-101 Technical Report (the “Amended Technical Report”) today on SEDAR in support of the amended resource and geological potential estimates announced by the Company by news release on March 31, 2011. The Company also filed an amended annual information form (“AIF”), incorporating the Amended Technical Report, confirming that the amended estimates supersede those contained in its January 11th technical report.

The Company also confirms that its annual SEC filing under Form 40F has been made, and that copies of the Company’s annual financial statements can be obtained at www.rubiconminerals.com.  Shareholders may request a hard copy of the complete audited financial statements free of charge upon request.

PR11-06    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
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